December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Catherine De Lorenzo and Ms. Dorrie Yale

Re:	Ribbon Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed December 6, 2024 File No. 333-281806

Dear Ms. De Lorenzo and Ms. Yale:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 18, 2024, relating to the above-referenced Registration Statement filed by Ribbon Acquisition Corp. (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

Use of Proceeds, page 80

1.

We refer to your disclosure that you will pay the sponsor $10,000 per month for office space and other services. Please reconcile these disclosures with your Use of Proceeds table, which does not allocate any amount to these fees.

Response	The Company respectfully submits that it has updated the Use of Proceeds table on page 81 and other corresponding disclosures in the Registration Statement accordingly.

Description of Securities, page 130

2.	We note your exhibits 3.1 and 3.2, contain an exclusive forum provision that designates the courts of the Cayman Islands as having jurisdiction over claims in connection with the Memorandum of Association. Please revise your prospectus to include a discussion of this provision, its applicability to Securities Act or Exchange Act claims, whether there is a question as to whether a court would enforce the provision, and appropriate risk factor disclosure, such as risks related to increased costs to bring a claim and that the provision may discourage claims or limit investors' ability to bring a claim in a judicial forum they find favorable. Also add disclosure regarding your rights to discuss the exclusive forum provision for your rights.

Response	The Company humbly submits that the Registration Statement contains disclosures and risks with respect to enforceability of civil liabilities in the Cayman Islands on pages 40, 54, 79 and 138 of the Registration Statement. The Company has expanded upon these disclosures in line with the comment above on pages 54, 136 and 141.

Exhibits

5.	We note your disclosures throughout your prospectus indicating that the funds held in the trust account will only be released to pay taxes, such as your statement on page 109 that "[e]xcept for interest earned on the funds held in the trust account that may be released to us to pay our tax obligations, the proceeds held in the trust account will not be released until the earlier of . . ." However, the permitted withdrawal instruction letter attached as Exhibit E to the Investment Management Trust Agreement filed as Exhibit 10.2 states that it is seeking the withdrawal of interest income to fund working capital requirements and your trust agreement also refers to funds used for dissolution expenses. Please revise your disclosures throughout your prospectus to ensure consistency with your exhibit.

Response	The Company respectfully submits that Exhibit 10.2 has been amended to remove Exhibit E and the provisions allowing for withdrawal for working capital expenses.

Potential Additional Financings, page 9

6.

The trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds to the accounts . . ." Nasdaq Listing Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise to address this inconsistency.

Response	The Company humbly submits that the funds will not be released prior to the consummation of the initial business combination. The notification from counsel will indicate that a) the business combination has been consummated or b) it will be consummated at the same time funds are being transferred. Accordingly, this does not violate the requirements of Nasdaq Listing Rule IM 5101-2(a).

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Angshuman (Bubai) Ghosh
Name:	Angshuman (Bubai) Ghosh
Chief Executive Officer

cc: Shane Wu, Esq.

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